SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

I.

English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on February 7, 2012, with respect to the registrant’s results of operations for the third quarter of fiscal year 2012, ended December 31, 2011.

(1)	FY2012 Third Quarter Financial Summary

(2)	Supplemental Material for Financial Results for FY2012 Third Quarter (Consolidated)

(3)	Supplemental Material for Financial Results for FY2012 Third Quarter (Unconsolidated)

II.	English translation of the Notice Concerning Amendments to the Forecasts for FY2012, as filed by the registrant with the Tokyo Stock Exchange on February 7, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Tetsuya Otake
	Name:	Tetsuya Otake
	Title:	General Manager of
Accounting Division

Date: February 7, 2012